August 9, 2024

Paul Chang
Co-Chief Executive Officer
Brand Engagement Network Inc.
145 E. Snow King Ave
PO Box 1045
Jackson, WY 83001

       Re: Brand Engagement Network Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 26, 2024
           File No. 333-280366
Dear Paul Chang:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 10, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Business, page 50

1. We note your response to prior comment 1, that your "belief in [y]our ability to reduce bias and minimize hallucinations is based on . . ." several listed factors. Revise the first sentence of this paragraph to remove the statement that your AI assistants have the ability
       to ensure unbiased training by eliminating    hallucinations".
Selling Security Holders, page 95

2. We note that you have added a group of selling security holders labeled "Founder shares transferred pursuant to NRAs." Please revise to name each selling security holder and provide all other information called for by Item 507 of Regulation S-K. Additionally, please ensure the non-redemption agreement has been filed as an exhibit. August 9, 2024
Page 2

       Please contact Charli Wilson at 202-551-6388 or Mitchell Austin at 202-551-3574 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Matthew Fry